

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 22, 2022

Man Chung Chan
Chief Executive Officer
Cosmos Group Holdings Inc.
37/F, Singapore Land Tower
50 Raffles Place
Singapore, 048623

> **Re: Cosmos Group Holdings Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2021**
> **Form 10-Q for the Quarterly Period Ended June 30, 2022**
> **File No. 000-55793**

Dear Mr. Chan:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2021

General

1. Please provide us with your legal analysis as to how you conclude that the "Digital Ownership Tokens," or "DOTs," that you are producing and will sell, and the services you may provide with respect to the art and collectibles you custody, are not securities and, therefore, you are not facilitating, or causing you to engage in, transactions in unregistered securities. Please address not only the instruments themselves but also your potential role in the operation of a marketplace and creation of the instruments, as well as any ongoing interest in the DOTs through royalties or resale fee. In your response, please specifically address how your "applicable internal policies and procedures" allow you to reach this conclusion, revise to describe in greater detail your internal processes and revise to add risk factor disclosure discussing the risks and limitations of your internal policies and procedures, including that they are risk-based judgments made by the company and not a

legal standard or determination binding on any regulatory body or court. In preparing your response, you may find useful the letter sent by the SEC's Strategic Hub for Innovation and Financial Technology to The New York State Department of Financial Services on January 27, 2020, available at https://www.sec.gov/files/staff-comments-to%20nysdfs-1-27-20.pdf.

2.   Please revise to identify the crypto assets that you have received, those that you may receive in the future, the "stable currencies" that you reference, and the crypto assets users can send through the Talk+ messaging and crypto app, and provide us with your legal analysis as to whether these crypto assets are or are not securities and, therefore, whether you will be facilitating, or engaging in, transactions in unregistered securities. In your response, please specifically address how your "applicable internal policies and procedures" allow you to reach this conclusion, revise to describe in greater detail your internal processes and revise to add risk factor disclosure discussing the risks and limitations of your internal policies and procedures, including that they are risk-based judgments made by the company and not a legal standard or determination binding on any regulatory body or court. In preparing your response, you may find useful the letter sent by the SEC's Strategic Hub for Innovation and Financial Technology to The New York State Department of Financial Services on January 27, 2020, available at https://www.sec.gov/files/staff-commentsto%20nysdfs-1-27-20.pdf.

3.   Clearly disclose how you will refer to the holding company and subsidiaries when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. Refrain from using terms such as "we" or "our" when describing activities or functions of a subsidiary. For example, disclose, if true, that your subsidiaries conduct operations in China and that the holding company does not conduct operations.

4.   We note that one or more of your officers or directors are located in Hong Kong. Please revise to include both risk factor disclosure as well as a separate Enforceability section to address the difficulty of bringing actions against these individuals and enforcing judgments against them.

5.   We note your disclosure that you provide custody services to art and collectibles buyers through leveraging blockchain technology through the creation of Digital Ownership Tokens. Please describe your custodial services in detail, as well as any insurance coverage you have for this service.

6.   Please tell us and disclose whether you offer your products and services in the United States or to U.S. persons.

Description of Business, page 1

7.   Please revise to clarify whether the Company maintains custody of the NFTs minted prior to sale as well as the other crypto assets held by the Company, or if you utilize third-party

providers. In addition, revise to explain and describe the risks and challenges related to maintaining custody of the various crypto assets, including any cybersecurity and bankruptcy risks. Please also describe the terms and provisions of your insurance policies that will cover the NFTs minted prior to sale as well as the other crypto assets held by you or third-party provider(s). To the extent there are none, please revise your disclosure to so clarify and expand your risk factor disclosure as appropriate. Finally, include a more detailed discussion of your custody arrangements for your physical artwork represented by NFTs.

8.   Please revise to clarify on which blockchain(s) you intend to mint NFTs and provide a discussion of those blockchains and how they operate. To the extent you intend to utilize multiple blockchains for minting NFTs, provide a discussion regarding the functionality differences and limitations of each.

9.   Please clarify whether the NFTs you offer are intended to convey legal ownership of both the NFT and the underlying physical artwork and any conflicts that could arise if the NFT and physical artwork are held by different owners. To the extent you do intend it to provide documentary evidence of legal ownership, provide a discussion regarding enforceability risk, whether there are any instances in which a court has determined that an NFT provides a basis for legal ownership, and how any conflicts will be resolved.

10.   We note your disclosure that you "receive fiat and cryptocurrency from the sale of art and collectibles and collection of transaction fees derived from the secondary and subsequent sales of the collectibles." Please revise to clarify whether you will maintain any interest in the NFTs after they are sold, such as through royalty payments on future sales or through another mechanism.

11.   Please revise to discuss your onboarding procedure for new customers including any know-your-customer and anti-money laundering policies you have in place. As part of your disclosure, include a discussion regarding whether you require customers to provide legal identification and the policies and procedures you have in place for conducting due diligence.

Our Business, page 4

12.   Please revise to provide a comprehensive discussion of the Company's business plans regarding your purpose and strategy for purchasing, holding and trading crypto assets, including NFTs and stablecoins.

Our Products and Services, page 6

13.   We note that you offer to "certain of [y]our buyers the option of taking possession of the arts and collectibles while paying on an installment basis." Please revise your disclosure to discuss the following:
  •   the terms of your financing agreements,
  •   the aggregate amount of installment loans amount outstanding, and

- when ownership or title of the collectible and/or NFT occurs during the term of the agreement.

14. We note your disclosure that you "intend to embed into the blockchain for each art or collectible piece an independently apprised valuation, a 3D rendering of the piece, high-definition photo of the piece, AI recognition file of the piece and a set of legal documents to provide proof of ownership and provenance of the piece to the blockchain." Please revise to more clearly describe the process of imbedding such data on the blockchain, and the costs associated with this process. For example, clarify whether actual images and copies of legal documents will be imbedded in the blockchain or if it will include a link to such images or documents stored on a separate server.

CSE Services, page 7

15. We note your disclosure under this heading regarding the services you may provide with respect to the art and collectibles you custody. Please revise to provide a more detailed description of the services you may provide, including the security measures and insurance, and who covers the costs of these additional services. In addition, please explain whether any such services may generate income or revenues for owners of the art and collectibles you custody. For example, the disclosure on page 7 indicates that you will "introduce exhibition services to collectors and artist to organize exhibitions of artworks and collections in [y]our gallery or other specialized art events."

Our Distribution Channels, page 7

16. We note your disclosure regarding your metaverse platform MetaMall. Please revise to provide a more detailed discussion of your MetaMall product including how it operates and how it interacts with the metaverse. As part of your disclosure, be sure to include a discussion of the metaverse and how you define it.

17. We note your disclosure that you "work with various crypto exchanges to accept their currencies as payment for the Fusion DOTs collectibles." We further note that several of your operating entities and your gallery are located in Hong Kong. Please revise to provide a discussion regarding the regulatory and legal limitations on Chinese nationals to utilize crypto assets to purchase NFTs. As part of your disclosure, clarify whether Chinese citizens will be required to purchase the NFTs and physical artwork with other payment methods, and whether the limitations have a material impact on the sales of the NFTs.

Risk Factors
We intend to mint our own DOTs under the assumption that our DOTs are not investment contracts..., page 18

18. We note the statements that the legal test for determining whether a particular crypto asset is a security "evolve[s] over time" and that "it is difficult to predict the direction or timing of any continuing evolution of the Commission's views in this area." Please remove these

statements as the legal tests are well-established by U.S. Supreme Court case law and the Commission and staff have issued reports, orders, and statements that provide guidance on when a crypto asset may be a security for purposes of the U.S. federal securities laws.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operation, page 32</u>

19. Please revise your filings, including both annual and interim filings, to provide a discussion of the changes in financial condition each period for which financial statements are presented. Please note that your revised disclosure should address changes by individual line item on the consolidated balance sheet. In addition, ensure you discuss the causes of material changes between periods, provide the specific reasons and factors contributing to these material changes and quantify the impacts. Provide us with the revised disclosure that you intend to include.

20. In regards to the revised disclosures in the preceding comment, please also revise your disclosure to analyze and discuss changes and trends in credit quality for your loan receivables portfolio for each period presented. Ensure your disclosures address and provide discussion of the following items:
   - Changes in the number of loans and balances within loan receivables among the various sub-categories (personal, commercial, and mortgage);
   - Average term or duration of the loans;
   - Average number of loans and balances of loans receivable for periods presented within the financial statements;
   - Changes within your allowance for loan losses; and
   - Credit quality indicators (such as delinquencies, charge-offs, non-accrual status, etc.) that support your conclusion that the allowance for loan losses is appropriate for the periods presented in your financial statements.

<u>Results of Operations</u>
<u>Comparison of the fiscal years ended December 31, 2021 and 2020, page 33</u>

21. We note your current discussion of changes in the results of operations does not sufficiently describe the changes and factors impacting your results of operations during the periods presented in your annual and interim filings. Please revise the discussion of your results of operations to identify specific drivers and quantify the impact of those drivers for each income statement line item, as well as your net interest income and net interest margin, for each period presented. For example, we note your disclosure on page F-21 that the interest rates on loans issued ranged from 13 % to 59 % (2020: from 13 % to 59 %) per annum for the year ended December 31, 2021. Please include this disclosure within your discussion of net interest income and net interest margin and identify reasons for significant variations within the rates you offer on your loan portfolio. This comment applies to the discussion throughout your MD&A in both your annual and quarterly reports. See SEC Release 33-8350 for additional guidance.

22.   In addition to the above revisions on a consolidated basis, please revise your annual and interim filings to provide separate MD&A disclosures for each of the Company's segments. Ensure the revised disclosures include an appropriate segment level discussion identifying the specific drivers that quantifies the impact of those drivers on each segment's results of operations. For example, in regard to the Company's ACT Segment, include a discussion of the following items where applicable:

- The amount of revenue derived from the sales of the arts and collectibles for the periods presented in the financial statements;
- The number of arts and collectibles sold for the periods presented in the financial statements;
- The amount of revenue derived from secondary platform transactions fees for the periods presented in the financial statements; and
- The number of secondary platform transactions for the periods presented in the financial statements.

Critical Accounting Policies and Estimates, page 37

23.   We note that you have identified the allowance for loan losses, among others, as part of its critical accounting policies and estimates on pages 37-42. For all critical accounting estimates that involve a significant level of estimation uncertainty, please expand your disclosures to discuss why each critical accounting estimate is subject to uncertainty, how much each estimate and/or assumption has changed over the relevant period and sensitivity analysis of the reported amount to the methods, assumptions and estimates underlying its calculation. Additionally, please also make corresponding revisions to your quarterly reports filed on Form 10-Q.

Recently Issued Accounting Pronouncements, page 42

24.   Please revise your disclosure to discuss your plans and progress on adopting ASU 2016-13. Additionally, please also make corresponding revisions to your quarterly reports filed on Form 10-Q.

Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters, page 49

25.   We note your footnote disclosure that Lee Ying Chiu Herbert is entitled to receive an additional 800 million shares as a result of the acquisition of Massive Treasure. Please revise your beneficial ownership table to reflect the beneficial ownership of the 800 million shares, or tell us why it is not required. Refer to Item 403(b) of Regulation S-K.

Certain Relationships and Related Transactions and Director Independence, page 50

26.   Please revise to discuss whether any of your officers and directors presently has, and any of them in the future may have additional fiduciary or contractual obligations to other entities. As part of your disclosure, include all of the entities with which each of your officers and directors could have a conflict of interest and include related risk factor

disclosure.

27. We note your disclosure that Dr. Lee is expected to beneficially own in excess of 83.93% of the common stock of the Company. We further note that Dr. Lee controls Marvel Digital Group Limited which entered into several agreements with the Company. Please prominently disclose the aggregate amount of all transactions between the Company and entities controlled by Dr. Lee, and include risk factor disclosure. As part of your discussion, clarify whether the transactions were conducted on an arms length basis or included any independent assessment of the terms of the agreements.

Report of Independent Registered Public Accounting Firm, page F-2

28. Please amend your Form 10-K for the fiscal year ended December 31, 2021 to include the date of the auditor's report as required by AS 3101.10(d) and Rule 2-02(a) of Regulation S-X.

Consolidated Balance Sheets, page F-3

29. We note that the Company presents digital assets as a current asset. Please provide us with your analysis, citing authoritative literature considered, supporting your determination to classify digital assets as a current asset.

30. We also note that the Company presents Loans Receivable, net as a current asset. Considering your disclosure on page F-10 that the loans receivables portfolio consists of real estate mortgage loans, commercial and personal loans, please provide us with your analysis, citing authoritative literature considered, supporting your determination to classify loans receivable as a current asset.

Consolidated Statement of Operations and Comprehensive (Loss) Income, page F-4

31. We note that 63.7% of your revenue for the year ended December 31, 2021 and 100% of your revenue for the year ended December 31, 2020 is derived from interest income derived from lending activities; however, there is no presentation of a net interest income or provision for loan losses on the face of the income statement. We also note your presentation of a measure of gross profit. Please clarify whether the Company is applying Article 5 or Article 9 of Regulation S-X in your financial statement presentation and why. In addition, tell us why you do not present net interest income or clearly present the provision for loan losses on the face considering the significance of interest income and lending activities, or revise accordingly. This comment applies to both your annual reports on Form 10-K and quarterly reports on Form 10-Q.

Notes to Consolidated Financial Statements
Note 1 - Organization and Business Background, page F-7

32. We note your disclosure that the share exchange with Massive Treasure Limited ("MTL") was treated as a recapitalization of the company and further that the financial statements

for the years ended December 31, 2021 and 2020 have been restated accordingly. We also note your disclosure that MTL is a party to numerous agreements to acquire 12 additional business entities. As such, the Company further agreed to issue an additional 55,641,014 shares of common stock to complete the acquisition of 12 business entities concurrently. Please address the following:
- Provide us with your analysis, citing authoritative accounting literature considered, explaining and supporting the Company's current accounting presentation;
- Tell us how you have accounted for MTL's agreements to acquire 12 additional business entities;
- Tell us when the acquisition for each of the 12 entities was completed and how each of these entities are presented in the filing (e.g., retrospective or prospective) and why;
- Tell us how you have allocated purchase price to the 12 acquisition agreements;
- Provide us with your significance assessment for the 12 additional business entities and whether 3-05 financial statements and article 11 pro forma information is required;
- Provide all disclosures required by ASC 805 for the various acquisitions, or tell us where they are disclosed; and
- Provide us with a tabular presentation of the combination of the entities showing all material adjustments (with attending explanations) in columnar form for the financial statements for the years ended December 31, 2021 and 2020.

33. We note your disclosure of the Share Swap Letter Agreement to acquire E-on and 8M. We also note that the Company is obligated to issue 9,854,195 and 4,927,098 shares on the first anniversary of the closing of the acquisition to the former shareholders of E-on and 8M respectively, subject to certain clawback provisions. In this regard, we note that E-on and 8M are obligated to meet certain financial milestones in each of the two year anniversaries following the closing and failure to meet such milestones will result in a clawback of the shares issued to the former shareholders. In addition, we note that the Company also entered into another 51% Share Swap Letter. For each of these agreements, please address the following:
- Provide us with your comprehensive accounting analysis of the acquisition agreement, including the clawback provision.;
- Tell us whether any of the financial milestones were achieved, and how you subsequently accounted for those provisions in the arrangement; and
- Provide us with your significance calculations for these acquisitions, including your consideration of whether Rule 3-05 financial statements and Article 11 pro forma information is required to be presented.

Note 2 - Summary of Significant Accounting Policies
Digital Assets, page F-9

34. We note your disclosure that your digital assets mainly represent the cryptocurrencies held in your e-wallet. Please expand this disclosure, here and elsewhere, to discuss the primary

safeguarding procedures and protocols you have in place to protect your e-wallet. Clearly state whether your e-wallet and related key(s) is held on one device (or multiple) with access available only to one individual and identify such individual. This comment applies to both your annual reports on Form 10-K and quarterly reports on Form 10-Q.

35. We note that the Company accounts for digital assets in accordance with ASC 350. We also note that the digital assets held appear to include stablecoins (e.g., USDT, BUSD, etc.). For each type of digital asset held, please provide us with an accounting analysis explaining your treatment and conclusion to account for them in accordance with ASC 350.

36. We note your disclosure that if the fair market value of your digital assets at any point during the reporting period is lower than the carrying value an impairment loss equal to the difference will be recognized in the consolidated statement of operations and that if the fair market value at any point during the reporting period is higher than the carrying value, the basis of the digital assets will not be adjusted to account for this increase. Please reconcile these statements for us with your statement that, "Gains or loss on digital assets, if any, will only be recognized upon sale or disposal of the assets," or revise accordingly.

37. Please revise to disclose in detail the timing of your assessments for impairment of digital assets and what sources and methods you use in such assessments. Clearly state the timing of your last digital asset impairment assessment(s) for the periods presented within the financial statements. This comment applies to both your annual reports on Form 10-K and quarterly reports on Form 10-Q.

Inventories, page F-9

38. We note that the Company's inventories include arts and collectibles from related party and independent artists and the costs associated with token minting for collectible pieces. Please provide us with a comprehensive accounting analysis supporting your determination and classification of these items as inventory. Ensure your response includes a discussion of the asset, its purpose and any rights or obligations associated with the underlying asset. Cite any authoritative literature considered in your accounting.

39. We note your disclosure that you will reduce inventory on hand to its net realizable value ("NRV") on an item-by-item basis when it is apparent that the expected realizable value of an inventory item falls below its original cost. Please revise your policy to address the following items:
   • Clarify whether there are discrete values for the collectible and related token (NFT), or if they are considered one unit of account.
   • Revise to clearly state the timing and frequency of your assessments for NRV of your inventories.
   • Revise to clearly state the methods and sources by which the NRV of your inventories is derived.
   • Revise to disclose a tabular roll-forward of the number of items and balances of collectibles and related tokens comprising Inventories for the periods presented

within your financial statements.
This comment applies to both your annual reports on Form 10-K and quarterly reports on Form 10-Q.

40.   We note that inventories are classified as current assets in the accompanying balance sheets, even though the Company anticipates that certain inventories will be sold beyond twelve months from December 31, 2021. In light of this disclosure, please explain why the inventories are classified as current assets. Cite any authoritative literature considered in your accounting.

Revenue Recognition, page F-11

41.   For each of your revenue streams, please revise to include a description of the material rights and obligations of the contractual arrangements and your accounting policies. Ensure your accounting policy disclosures addresses each of the following points by stream of revenue:
   •   Who is your customer (or customers) as that term is used in ASC 606;
   •   What is the duration of the ASC 606 accounting contract and why;
   •   What are the promised goods or services;
   •   What are the Company's performance obligations;
   •   Whether the Company is a principal or agent in the arrangement;
   •   What is the consideration specified in the contract (including whether the consideration is fixed or variable, and if variable, whether it is constrained);
   •   What is the ASC 606 transaction price; and
   •   When control of the promised good or service transfers to the customers and how revenue is recognized (e.g., at a point in time or over time).

42.   Please clarify your revenue recognition policy, here and elsewhere, to clearly address your policies for receiving digital assets as revenue, including what types (specify all known crypto assets that you have received or that your policy allows you to receive), how such assets are valued at receipt and recognition. As part of this analysis, tell us your consideration of whether the payment terms to receive consideration in the form of digital assets includes an embedded derivative in the scope of ASC 815.

Arts and Collectibles Technology Business, page F-11

43.   Please revise here, or within a separate Inventories footnote to quantify the following:
   •   The amount of revenue derived from the sales of the arts and collectibles for the periods presented in the financial statements;
   •   The number of arts and collectibles sold for the periods presented in the financial statements;
   •   The amount of revenue derived from secondary platform transactions fees for the periods presented in the financial statements; and
   •   The number of secondary platform transactions for the periods presented in the financial statements.
This comment applies to both your annual reports on Form 10-K and quarterly reports on

Form 10-Q.

44. We note your disclosure that these arrangements are fixed-fee arrangements. Please clarify what and how the fee is fixed and whether the customers have the ability to pay the fee in digital assets. For example, clarify if it is fixed in the amount of US dollars to be received, digital assets or US dollar equivalent.

45. In regard to the Company's transaction fee income, we note your disclosure the Company's service is comprised of a single performance obligation to provide a platform facilitating the transfer of its DOTs. Please provide us with your ASC 606 principal vs. agent accounting analysis for this arrangement. As part of your analysis, explain what specific rights and obligations each party has in the arrangement, whether the Company takes control of digital assets to be transferred, and what it means for the Company to facilitate the transfer.

46. Please tell us whether you have offered any cash or cryto-asset based incentive programs for your goods and services.

Fair Value of Financial Instruments, page F-15

47. We note your disclosure of fair value of financial instruments as a significant accounting policy. Please revise to provide a fair value footnote with disclosures required by ASC 820, or tell us where such information is disclosed.

Note 4 - Revenue From Contracts With Customers, page F-17

48. We note the balances within your revenue disaggregation table do not reconcile to your Income Statement for the year ended December 31, 2020. Please revise or clarify accordingly.

Note 5 - Business Segment Information, page F-18

49. We note your disclosure of revenues by geographic location on page F-20 includes reference to an "around the world" geographic region. Please tell us how you have complied with the disclosure requirements of ASC 280-10-50-41. As part of your response, address the following:
     • Tell us which countries are included in the "around the world" geographic region and whether any revenues from external customers attributed to an individual foreign country are material as contemplated in ASC 280-10-50-41(a); and
     • Tell us how you have considered the disclosure of long-lived assets by geographic region as contemplated in ASC 280-10-50-41(b).

Note 6 - Loan Receivables, page F-20

50. Please revise to include credit loss disclosures pursuant to the requirements of ASC 310-10-50. For example, revise to include required disclosures, among others, relating to the following items:

- Allowance for credit losses;
- Roll-forward of the allowance for credit losses;
- Nonaccrual and past due loans;
- Impaired loans;
- Loss contingencies;
- Fair value disclosures; and
- Credit quality information

This comment applies to both your annual reports on Form 10-K and quarterly reports on Form 10-Q.

51. Please tell us and revise your disclosure to clarify whether or not you have modified any loans receivable during any financial statement period present and disclose your accounting policy for such modifications. To the extent that you have modifications, include a description of the modified terms and reasons for the modification. This comment applies to both your annual reports on Form 10-K and quarterly reports on Form 10-Q.

52. We note your disclosure that the allowance for loan losses is estimated on an annual basis. Please explain why this analysis is only performed on an annual basis, or revise to clarify accordingly.

Note 7 - Digital Assets, page F-21

53. We note your tabular rollforward of digital assets on an aggregated basis. Please revise to also provide a rollforward on a disaggregated basis by individual digital asset for each period presented. This comment applies to both your annual reports on Form 10-K and quarterly reports on Form 10-Q.

54. We note your disclosure on page F-21 that you received $3,266,085 of digital assets as revenue and paid $3,203,528 of digital assets as expense. Please address the following items:
- Provide us with a comprehensive accounting analysis explaining the Company's accounting policies and treatment, citing authoritative literature, for each of the recognition of revenue and expense;
- As it related to the recognition of revenue, tell us how you determined the arrangement is in the scope of ASC 606 and if the counterparty meets the definition of a customer under ASC 606;
- Tell us and clarify the parties involved in these arrangements, including whether the expense and revenue are from the same counterparty, whether any are related parties, whether any other intermediaries or third parties are involved in the exchange processes;
- Tell us and revise to disclose the material rights and obligations of the parties involved in the arrangement;
- Tell and revise to disclose the performance obligations;
- Tell us how the transaction price was determined;

- Tell us how revenue was recognized;
- In regard to the recognition of expense, tell us what service was provided for this expense and by whom;
- Tell us how the amount or value of the expense was determined; and
- As it relates to the settlement of receivables and payables in digital assets, provide us with your ASC 815 accounting analysis assessing whether there is an embedded derivative in the payment terms for the receivable and payable.

In regards to the above bullets, please also make corresponding revisions to your interim financial statements filed on Form 10-Q.

Note 9 - Intangible Assets, page F-22

55.   We note your disclosure that you determined the share agreement/acquisition between your subsidiary Massive Treasure Limited and NFT Limited was not significant for purposes of Rule 3-05 and related pro forma information under Article 11 of Regulation S-X. Please provide us with the details of your significance calculation and basis for this conclusion. In addition, tell us how you evaluated the requirement to disclose pro forma information in accordance with ASC 805.

56.   We note that you have accounted for the acquisition as an asset acquisition. Please explain your basis for concluding that it is an asset acquisition, as opposed to meeting the definition of a business.

Note 19 - Commitment and Contingencies, page F-29

57.   We note your disclosure regarding the Company entering into an Equity Purchase Agreement with Williamsburg Venture Holdings, LLC on December 31, 2021. Please provide us with an analysis explaining your accounting treatment for this arrangement in your financial statements, citing authoritative literature considered. In addition, tell us how you have considered this arrangement in your earnings per share calculation.

Form 10-Q for the Quarterly Period Ended June 30, 2022

Condensed Consolidated Statement of Operations and Comprehensive (Loss) Income, page 10

58.   We note that the Company's basic and diluted weighted average shares outstanding are the same (i.e., 364,686,715) for the three and six months ended June 30, 2022. However, we also note that the Company's previously disclosed basic and diluted weighted average shares outstanding for the three months ended March 31, 2022 were 334,072,705 and 1,140,394,061, respectively. In addition, we note that an incremental 26,985,556 shares were issued during the three months ended June 30, 2022, which were not outstanding as of March 31, 2022. Please reconcile these apparent inconsistencies in both your basic and diluted weighted average shares outstanding numbers during the periods presented. In addition, revise your disclosures to include details of the calculation of your basic and diluted weighted average shares outstanding for each period presented.

Notes to the Unaudited Condensed Consolidated Financial Statement
Note 3 - Summary of Significant Accounting Policies
Recent Accounting Pronouncements, page 23

59. Please revise to disclose the Company's accounting adoption of Staff Accounting Bulletin No. 121 ("SAB 121"), including quantification of the impact upon adoption. In addition, provide us with an accompanying accounting analysis explaining the Company's conclusions regarding the adoption, including quantification of the population considered, discussion of the Company's custody services, safeguarding obligations, contractual rights and obligations, significant risks and uncertainties and other factors considered, as applicable. Ensure your response and analysis addresses the consideration and applicability of the Company's online platform for the sale and distribution of arts and collectibles around the world.

60. In addition to the above comment, please revise your disclosures for the following:
   • Clarify if the Company custodies or safeguards digital assets for other parties;
   • Discuss your general security and safeguarding protocols and procedures related to the digital assets held or custodied by the Company, including whether the Company holds any cryptographic key information for their digital assets held in custody;
   • With regard to the Company's online platform for the sale and distribution of arts and collectibles around the world, through the use of blockchain technologies and minting token, clarify the Company's control, rights and obligations over the arts and collectibles, as well as the rights and obligations of your customers; and
   • With regard to any safeguarding obligations for crypto-assets held, revise to disclose information within the financial statement footnotes and outside of the footnotes, where appropriate, required under Question 2 of SAB 121.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Comparison of the three months ended June 30, 2022 and June 30, 2021, page 43

61. We note your presentation of Adjusted Income appears to be a non-GAAP financial measure. Please revise your filing to identify it as a non-GAAP and disclose all items required by Item 10(e) of Regulation S-K.

   We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   You may contact Lory Empie at (202) 551-3714 or Robert Klein at (202) 551-3847 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Derby at (202) 551-3334 or Sandra Hunter Berkheimer at (202) 551-3758 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance